PO Box 407193 ■ Fort Lauderdale, Florida 33340 (954) 581-9993 office ■ (954) 316-9201 fax

Via EDGAR - CORRESP

August 9, 2007

Mr. Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-10
Washington D.C. 20549

Re:	21st Century Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 0-25001

Dear Mr. Rosenberg:

In reference to your letter dated July 26, 2007 pertaining to the above-referenced filing, please see the corresponding response following each item below. Some responses may reference documents attached to this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.
Your disclosure throughout the filing focuses on hurricanes in 2004 and 2005. Please provide us, in disclosure-type format, a discussion of hurricanes or other insurable events that occurred in 2006 and discuss the effect of that those events had on your historical results of operations and liquidity and are reasonably likely to have on your future results operations and liquidity.

Insurable events during 2006 were more normal in nature as compared to 2005 and 2004. The insurable events during 2006 did not include any weather related catastrophic events such as the well publicized series of hurricanes that occurred in Florida during 2004 and 2005. During 2006 we processed liability claims stemming from our automobile and commercial general liability lines of business and physical damage claims in connection with our homeowners’ line of business and to a much less extent our automobile physical damage line of business. Our automobile claims generally will exceed commercial general liability and homeowners’ claims with respect to frequency of claimant activity, however the per-claim severity in connection with our commercial general liability and homeowner would be expected to exceed the automobile line. Our reinsurance strategy serves to smooth the liquidity requirements imposed by the most severe insurable events and for all other insurable events we manage, at a micro and macro perspective, in the normal course of business.

We are not certain how hurricanes and other insurable events will affect our future results of operations and liquidity. Loss and loss adjustment expenses are affected by a number of factors including:
•  the quality of the insurable risks underwritten;
•  the nature and severity of the loss;
•  weather-related patterns;
•  the availability, cost and terms of reinsurance;
•  underlying settlement costs, including medical and legal costs.
We continue to manage the foregoing to the extent within our control. Many of the foregoing are partially, or entirely, outside our control.

Critical Accounting Policies, page 40

2.
We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Please separately disclose your IBNR and case reserves for each period presented.

As of December 31, 2006
	Case Loss Reserves	Case LAE Reserves	Total Case Reserves	IBNR Reserves (Including LAE)	Reinsurance Recoverable on Unpaid Loss and Loss Expenses	Net Reserves
	(Dollars in Thousands)
Homeowners	$3,998	$527	$4,525	$17,263	$12,383	$9,405
Commercial General Liability	2,628	393	3,021	8,178	-	11,199
Automobile	3,802	332	4,134	2,494	-	6,628

	$10,428	$1,252	$11,680	$27,935	$12,383	$27,233

As of December 31, 2005
	Case Loss Reserves	Case LAE Reserves	Total Case Reserves	IBNR Reserves (Including LAE)	Reinsurance Recoverable on Unpaid Loss and Loss Expenses	Net Reserves
	(Dollars in Thousands)
Homeowners	$76,505	$6,577	$83,082	$52,091	$128,420	$6,753
Commercial General Liability	710	164	874	2,953	-	3,826
Automobile	8,714	423	9,137	5,902	-	15,039

	$85,929	$7,164	$93,093	$60,945	$128,420	$25,619

b.
You disclose that management utilized various actuarial methodologies. Please describe the specific methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

1.	Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
2.	Identifies the unique development characteristics of each material short-tail and long-tail line of business
3.
Describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and case reserves, but there may be other methods as well,

4.	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

Overview of Loss Reserving Process

The Company’s loss reserves can generally be categorized into two distinct groups. One group is short-tail classes of business consisting principally of property risks in connection with homes and automobiles. The other group is long-tail casualty classes of business which include primarily commercial general liability and to a much lesser extent, homeowner and automobile liability.

Short-Tail Reserves

For operations writing short-tail coverages our loss reserves were generally geared toward determining an expected loss ratio for current business rather than maintaining a reserve for the outstanding exposure.

Long-Tail Reserves

Estimations of ultimate net loss reserves for long-tail casualty classes of business is a more complex process and depends on a number of factors including class and volume of business involved. Experience in the more recent accident years of long-tail casualty classes of business shows limited statistical credibility in reported net losses because a relatively low proportion of net losses would be reported claims and expenses and even smaller percentage would be net losses paid. Therefore, IBNR would constitute a relatively high proportion of net losses.

Methods Used to Estimate Loss & Loss Adjustment Expense Reserves

We apply the following general methods in projecting loss and loss adjustment expense reserves:

1.  Claims & Severity
2.  Reserve Development
3.  Paid Loss Development
4.  Paid Bornhuetter-Ferguson
5.  Incurred Loss Development
6.  Incurred Bornhuetter-Ferguson

Description of Ultimate Loss Estimation Methods

The claims and severity method relies on historical claim counts and loss severities that are developed to project the ultimate number of claims and respective loss severity, both employing the same mechanics as used with the incurred or paid loss development methods. The multiplication of the projected ultimate number of claims and the projected ultimate incurred loss and loss adjustment expense severities results in the projected ultimate incurred losses and loss adjustment expenses.

The reserve development method relies on historical case reserves for losses and loss adjustment expenses and is developed to project the ultimate incurred. The development statistics that are derived in the incurred or paid loss development methods are combined mathematically to generate development factors that can be applied to the current loss and loss adjustment expense case reserve observations. Like the Bornhuetter-Ferguson Methods, this method produces a projection of the amount unreserved rather than the ultimate incurred. Adding the result of this method to the current actual paid losses and loss adjustment expenses projects the ultimate incurred losses and loss adjustment expenses

The incurred loss development method relies on the assumption that, at any given state of maturity, ultimate losses can be predicted by multiplying cumulative reported losses (paid losses plus case reserves) by a cumulative development factor. The validity of the results of this method depends on the stability of claim reporting and settlement rates, as well as the consistency of case reserve levels. Case reserves do not have to be adequately stated for this method to be effective; they only need to have a fairly consistent level of adequacy at all stages of maturity. Historical “age-to-age” loss development factors were calculated to measure the relative development of an accident year from one maturity point to the next. We then selected appropriate age-to-age loss development factors based on these historical factors and use the selected factors to project the ultimate losses.

The paid loss development method is mechanically identical to the incurred loss development method described above. The paid method does not rely on case reserves or claim reporting patterns in making projections.

The validity of the results from using a loss development approach can be affected by many conditions, such as internal claim department processing changes, a shift between single and multiple claim payments, legal changes, or variations in a company’s mix of business from year to year. Also, since the percentage of losses paid for immature years is often low, development factors are volatile. A small variation in the number of claims paid can have a leveraging effect that can lead to significant changes in estimated ultimates. Therefore, ultimate values for immature accident years are often based on alternative estimation techniques such as Borrnhuetter-Ferguson.

The incurred Bornhuetter-Ferguson expected loss projection method is based on reported loss data and relies on the assumption that remaining unreported losses are a function of the total expected losses rather than a function of currently reported losses. The expected losses used in this analysis are selected judgmentally based upon the historical relationship between premiums and losses for more mature accident years, adjusted to reflect changes in average rates and expected changes in claims frequency and severity. The expected losses are multiplied by the unreported percentage to produce expected unreported losses. The unreported percentage is calculated as one minus the reciprocal of the selected incurred loss development factors. Finally, the expected unreported losses are added to the current reported losses to produce ultimate loss estimations.

The calculations underlying the paid Bornhuetter-Ferguson expected loss projection method are similar to the incurred Bornhuetter-Ferguson calculations with the exception that paid losses and unpaid percentages replace reported losses and unreported percentages.

The Bornhuetter-Ferguson method is most useful as an alternative to other models for immature accident years. For these immature years, the amounts reported or paid may be small and unstable and therefore not predictive of future development. Therefore, future development is assumed to follow an expected pattern that is supported by more stable historical data or by emerging trends. This method is also useful when changing reporting patterns or payment patterns distort the historical development of losses.

Reserves are estimates because there are uncertainties inherent in the determination of ultimate losses. Court decisions, regulatory changes and economic conditions can affect the ultimate cost of claims that occurred in the past as well as create uncertainties regarding future loss cost trends.

We compute our estimated ultimate liability using the most appropriate principles and procedures applicable to the lines of business written. However, because the establishment of loss reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss reserves and have a material adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made. Accordingly, the ultimate liability for unpaid losses and loss settlement expenses will likely differ from the amount recorded at December 31, 2006.

The following describes the extent of our procedues for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis:

Annually - Our policy is to select a single point estimate that best reflects our in-house actuarial determination for unpaid loss and LAE. Our independent actuaries, examining the exact same data set, will independently select a high point and low point range. Both processes rely on objective and subjective determinations. If our point estimate falls within the range as computed by our actuaries, then no adjustments by management would be required. In consideration thereof, management does not have a policy for adjusting the liability for unpaid loss and LAE to an amount that is different than an amount set forth within the range determined by the independent actuaries.

Interim - During 2006 our selection of loss reserves were weighted more to the short-tail targeted loss ratio methods employing loss ratio factors from prior accident year indications. During the year-end process for 2006, we were able to employ long-tail methodologies to our commercial general liability program’s loss reserve process based on no specific event other than newly available in-house resources. The estimated pretax charge to operations in connection with the change in methods for estimating commercial general liability unpaid loss and loss adjustment totaled approximately $2.0 million.

c.	Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.
1.
If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2.
When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

In consideration of the discussion noted in the previous question, management does not have a policy for adjusting the liability for unpaid loss and LAE to an amount that is different than an amount set forth within the range determined by the independent actuaries.

d.
It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimate for you homeowners’ property and casualty, automobile and commercial general liability lines of business.

1.
Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

2.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

During the year ended December 31, 2006, our provision for losses of insured events for prior years was revised for accident years 2004 and 2005. Monthly in-depth analysis of our data for our multiple lines of business and various key components that combine together to produce the ultimate loss and loss adjustment expense figures indicated that the specific, one-time catastrophic hurricane events can be identified as the source for the preponderance of adverse development in both accident year 2004 and accident year 2005.

The Company retained losses from the 2004 hurricane season that were paid out during calendar year 2006 that were significantly higher than previously anticipated. These payments were primarily as a result of an unforeseeable and unfavorable legal precedent that resulted in the company having to pay, under the windstorm provision of our homeowners’ insurance policy, for contractually excluded losses under the terms of the original homeowner policy. Our exposure was limited to a small number of hurricane related claims; however, these claims were generally settled at or near policy limits resulting in approximately $5.5 million in total development.

Although the accident year 2005 hurricane losses and allocated loss adjustment expenses incurred were not retained by the company, the year was still heavily impacted by the sheer quantity of claims associated with Hurricane Wilma. An additional $7.75 million paid in net adjusting and other expenses beyond what was previously reserved was allocated to accident year 2005 based on the quantity of claims settled during 2006.

e.
Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. We note that you discuss frequency and severity as two factors that affect your unpaid losses and LAE estimates. In addition please disclose the following:

1.
For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2.
Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

A key assumption underlying the estimation of the reserve for losses and loss adjustment expenses is that past experience serves as the most reliable estimator of future events. This assumption may materially affect the estimates when the insurance market, the regulatory environment, the legal environment, the economic environment, the book of business, the claims handling department, or other factors have varied (known or unknown) over time during the experience period and / or will vary (expectedly or unexpectedly) in the future.
A number of other actuarial assumptions are generally made in the review of reserves for each class of business. For the long-tail classes of business, other actuarial assumptions generally are made with respect to the following:

•	Loss trend factors which are used to establish expected loss ratios for subsequent accident years based on the projected loss ratio for prior accident years.
•
Expected loss ratios for the latest accident year (i.e., accident year 2006 for year-end 2006 loss reserve analysis) and, in some cases for accident years prior to the latest accident year. The expected loss ratio generally reflects the projected loss ratio from prior accident years, adjusted for the loss trend and the effect of rate changes and other quantifiable factors on the loss ratio.

In practice there are factors that change over time; however, many (such as inflation) are intrinsically reflected in the historical development patterns, and others typically do not materially affect the estimate of the reserve for losses and loss adjustment expenses.  Therefore, no specific adjustments have been incorporated for such contingencies projecting future development of losses and loss adjustment expenses.
1. There has been no change in this key assumption from what was used in the immediately preceding period; therefore, there is no change to quantify and explain.
2. There are no key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns.

f.
In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

	December 31, 2006		December 31, 2005
Change in loss and loss adjustment reserves, net of reinsurance	Adjusted loss and loss adjustment reserves, net of reinsurance	Percentage change in equity (1)	Adjusted loss and loss adjustment reserves, net of reinsurance	Percentage change in equity (1)
-10.0%	24,510	4.2%	23,057	6.1%
-7.5%	25,191	3.2%	23,697	4.6%
-5.0%	25,872	2.1%	24,338	3.1%
-2.5%	26,553	1.1%	24,978	1.5%
Base	27,233	-	25,619	-
2.5%	27,914	-1.1%	26,259	-1.5%
5.0%	28,595	-2.1%	26,900	-3.1%
7.5%	29,276	-3.2%	27,540	-4.6%
10.0%	29,957	-4.2%	28,180	-6.1%

(1) Net of tax

Our actuarial firm determined range of loss and loss adjustment expense reserves on a net basis range from a low of $27.2million to a high of $34.7 million. The Company’s net loss and loss adjustment expense reserves are carried at $27.3 million. Management’s point estimate of reserves is at the lowest end of its actuarially determined range in recognition of the inherent uncertainty in assessing the potential ultimate liabilities given legal developments as well as evolution in its operations. The evolution in its operations include such things as changes in coverage and pricing in response to market opportunity, geographic and product diversification all of which affect management’s reserve estimates.

Contractual Obligations, page 56

3.
You have not included your reserve for unpaid losses and LAE in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. In addition, it appears that scheduled interest payments on your subordinated are excluded as well. Please refer to section IV of Financial Reporting Release 72. Due to the significant nature of these liabilities to your business, we believe that the inclusion of these obligations in the contractual obligation table will provide investors increased disclosure of your liquidity. Please provide us, in disclosure-type format, a revised contractual obligation table which includes these obligations.

			(Dollars in Thousands)
Contractual Obligations	Total	2007	2008-2009	2010-2011	After 2011
Unpaid Losses and LAE	$39,615	$21,789	$13,865	$3,962	$-
Operating leases	1,944	601	1,238	105	-
Subordinated debt	4,167	4,167	-	-	-
Interest in connection with subordinated debt	109	109	-	-	-

Total	$45,835	$26,665	$15,104	$4,066	$-

Notes to Consolidated Financial Statements

Note 3. Investments, page 81

4.	Please provide us, in disclosure-type format, the aging of your unrealized investment losses by investment class as required by EITF 03-01.

Fixed maturities:	Unrealized holdings net losses	Less than 12 months	12 months or longer
U.S. government obligations	$(1,117,104)	$(148,500)	$(968,604)
Obligations of states and political subdivisions	(152,528)	(46,218)	(106,310)
	(1,269,632)	(194,718)	(1,074,914)

Corporate securities:
Communications	6,842	6,842	-
Financial	(18,790)	-	(18,790)
Other	(85,193)	-	(85,193)
	(97,141)	6,842	(103,983)
Equity securities:
Common stocks	(631,000)	-	(631,000)

Total fixed, corporate and equity securities	$(1,997,773)	$(187,876)	$(1,809,897)

If you should have any questions concerning the responses contained herein or require additional information, please feel free to contact me at (954) 308-1252.

Sincerely,

Peter J. Prygelski, III
Chief Financial Officer

I, Edward J. Lawson, the Chief Executive Officer of 21st Century Holding Company, acknowledge that:

1.	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 9, 2007

/s/ Edward J. Lawson
Edward J. Lawson
Chief Financial Officer

I, Peter J. Prygelski, III, the Chief Financial Officer of 21st Century Holding Company, acknowledge that:

1.	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 9, 2007

/s/ Peter J. Prygelski, III
Peter J. Prygelski, III
Chief Financial Officer